                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File
   Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                              Commission File Number:  1-6035

      L-3 Communications Titan Corporation (f/k/a "The Titan Corporation")
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             (Exact name of registrant as specified in its charter)

                             3033 Science Park Road
                               San Diego, CA 92121
                                (858) 552 - 9500
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.01 per share(1)
                    8% Senior Subordinated Notes due 2011(2)
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)     [X]                      Rule 12h-3(b)(1)(i)     [X]
    Rule 12g-4(a)(1)(ii)    [  ]                     Rule 12h-3(b)(1)(ii)    [  ]
    Rule 12g-4(a)(2)(i)     [  ]                     Rule 12h-3(b)(2)(i)     [  ]
    Rule 12g-4(a)(2)(ii)    [  ]                     Rule 12h-3(b)(2)(ii)    [  ]
                                                     Rule 15d-6              [  ]

         Approximate number of holders of record of Common Stock, par value $.01
per share as of the certification or notice date:       One

         Approximate number of holders of record of 8% Senior Subordinated Notes
due 2011 as of the certification or notice date:        One

         Pursuant to the requirements of the Securities Exchange Act of 1934,
L-3 Communications Titan Corporation (f/k/a "The Titan Corporation") has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 3, 2005               L-3 COMMUNICATIONS TITAN CORPORATION
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                                    By:        /s/ CHRISTOPHER C. CAMBRIA
                                         ---------------------------------------
                                         Name:  Christopher C. Cambria
                                         Title:  Vice President, Secretary

(1) This form is filed by L-3 Communications Titan Corporation in respect of its
Common Stock, par value $.01 per share, in connection with and pursuant to the merger of Saturn VI Acquisition Corp. with and into L-3 Communications Titan
Corporation, with L-3 Communications Titan Corporation being the surviving corporation, to indicate that L-3 Communications Titan Corporation will no longer be required to file reports under the Securities Exchange Act of 1934 with respect to such securities.

(2) This form is filed by L-3 Communications Titan Corporation in respect of its
8% Senior Subordinated Notes due 2011 in connection with the recent tender offer to acquire any and all of such 8% Senior Subordinated Notes due 2011 to indicate that L-3 Communications Titan Corporation will no longer be required to file reports under the Securities Exchange Act of 1934 with respect to such securities.